Jeff Poulton CFO The next step in our journey BAML Global Healthcare Conference, 2015 September 17, 2015

Statements included in this announcement that are not historical facts, including without limitation statements concerning our 10x20 ambitions and targets, our proposed combination with Baxalta Incorporated (“Baxalta”), and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that: Shire’s products may not be a commercial success; product sales from ADDERALL XR® and INTUNIV® are subject to generic competition; the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for Shire's products may affect future revenues, financial condition and results of operations; Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of the Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of the Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time; the manufacture of Shire’s products is subject to extensive oversight by various regulatory agencies. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches; Shire has a portfolio of products in various stages of research and development. The successful development of these products is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval; the actions of certain customers could affect Shire's ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely affect Shire’s revenues, financial conditions or results of operations; investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines; adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations; Shire faces intense competition for highly qualified personnel from other companies and organizations. Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives; failure to achieve Shire’s strategic objectives with respect to the acquisition of NPS Pharmaceuticals, Inc. may adversely affect Shire’s financial condition and results of operations; Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction; if a transaction is negotiated, the transaction may not be completed due to failure of closing conditions, including any shareholder approvals the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected synergies and other benefits of the transaction may not be realized; disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers; the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”), and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter; the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations; and other risks and uncertainties detailed from time to time in Shire’s filings with the US Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 10-K, and Baxalta’s filings with the SEC. “SAFE HARBOR” statement under the Private Securities Litigation Reform Act of 1995

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Third Party-Sourced Information All information in this communication regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information. Additional Information This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta. In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com. Certain Information Regarding Participants Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. “SAFE HARBOR” statement under the Private Securities Litigation Reform Act of 1995

Our continuous transformation


2013
2014
2015
2016
2017
2018
2019
2020+
Investing to create further long-term value
2014-2020+
Building a leading global biotech company
• Creating scale and momentum
• Culture of bold innovation – internal and external
• Patient-centric Rare Diseases mindset to all business
On track to meet 10x20 targets
2013-2015
Becoming OneShire
• Step-change in performance
• Effective and efficient organization
• Set basis for long-term growth

4

Why focus on rare diseases? Large opportunity for innovation Huge medical burden for patients and HC systems Over 7,000 diseases, of which only 5% have treatments Increasing share of regulatory approvals in US, EU and Japan Often accelerated development due to priority review and phase-skipping Life-altering conditions for patients and their care-givers Large demands on healthcare systems due to repeated hospital visits, symptomatic treatments and ongoing care Societal economic burden due to patient and caregiver leave and loss of productivity Orphan designations granted per year HAE ROP 0 100 200 300 2002 2004 2006 2008 2010 2012 US EU Japan

Rare Diseases require unique capabilities – and ours are industry-leading Commercial R&D Manufacturing Many un- or misdiagnosed patients Complex disease management Significant persistence and compliance challenges Challenging trial recruitment due to small populations Complex ethical questions – placebo, compassionate use, etc. Unique regulatory pathways Highly advanced protein and cell engineering Small volumes – difficult to get scale economics High criticality – patients cannot afford supply disruptions We provide dedicated support to physicians, patients and caregivers from diagnosis onwards We have the world’s first approved plant to use disposable bioreactors – a flexible and scalable technology We have over a decade of experience across several TAs developing and obtaining approval for RD treatments

Q2 2015: Progress towards becoming a leading global biotechnology company

GROWTH

- Double digit CER(1) product sales growth excluding INTUNIV
- Non GAAP diluted earnings per ADS growth guidance increased to mid-to-high single digit percent range for the full year
- Significant investment in expected future growth drivers, including VYVANSE BED, GATTEX/REVESTIVE and NATPARA
- Continued strong growth for VYVANSE post BED launch
- GATTEX performing well; implementation of enhanced commercial plans
- Strong US launch for NATPARA in HPT

INNOVATION

- OPUS3 study for lifitegrast fully enrolled; results expected Q4 2015
- Phase 3 pediatrics study for SHP465 initiated six weeks ahead of schedule
- Positive End of Phase 2 meeting with FDA for SHP620; considering progressing into Phase 3 in 2016
- Phase 2 data received in three rare liver indications with SHP625; considering options for a possible path forward

(1) Growth at Constant exchange rates ("CER"), a Non GAAP financial measure. CER performance is determined by comparing 2015 performance (restated using 2014 exchange rates) to actual 2014 reported performance. See slide 19 for a list of items excluded from the US GAAP equivalent used to calculate all Non GAAP measures detailed above. A reconciliation of Non GAAP financial measures to the most directly comparable measure under US GAAP is presented in Shire's Q2 2015 earnings release on pages 21 to 26.

Shire

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Delivering double digit core product sales(1) growth while investing for the future Core product sales excluding INTUNIV growing 12% on a constant exchange rate basis(2)(4) Continuing to make significant investment in expected future growth drivers: VYVANSE BED, GATTEX/REVESTIVE and NATPARA H1 Non GAAP diluted earnings per ADS(3)(4) up 9% on a reported basis; 13% on a CER basis(2)(4) -$91m -$74m Q2 2014 Core products INTUNIV FX Q2 2015 GROWTH +12% -7% -5% Product Sales as of 30 June, 2015 Non GAAP diluted earnings per ADS growth guidance increased to mid-to-high single digit percent range for the full year(3)(4) Results include NPS Pharmaceuticals Inc. in 2015 (acquired on February 21, 2015). Growth in constant exchange rate (“CER”). This is a Non GAAP financial measure. CER performance is determined by comparing 2015 performance (restated using average 2014 foreign exchange rates for the relevant period) to actual 2014 reported performance. This is a Non GAAP financial measure. The most directly comparable measure under US GAAP is EPS-ADS (H1 2015: $2.88, H1 2014: $3.83). See slide 19 for a list of items excluded from the US GAAP equivalent used to calculate all Non GAAP measures detailed above. A reconciliation of Non GAAP financial measures to the most directly comparable measure under US GAAP is presented in Shire's Q2 2015 earnings release on pages 21 to 26. All information as of 23 July, 2015 As of 23 July, 2015

GROWTH Since launch of VYVANSE for BED in Q1, we have seen a steady increase in our above market performance resulting in YoY share growth The ADHD “summer dip” has not been as steep as previous years Executing in the back-to-school season while maintaining our adult momentum Source: weekly IMS data Weekly market share Rolling 4 week YoY TRx growth: OVERALL – VYVANSE vs. ADHD market Rolling 4-week YoY adult TRx growth: VYVANSE is consistently outperforming the adult market 2015 2015 ADHD VYVANSE Above Market BED approval Week Week Week Positive momentum in VYVANSE Rx trends continues post BED approval 11.5% 12.2% 8.4% 10.3% 9.0% 10.4% 9.7% 9.6% 11.5% 10.3% 10.5% 9.8% 9.5% 11.9% 12.8% 10.7% 9.0% 12.4% 11.5% 14.4% 14.8% 15.5% 17.8% 17.3% 15.3% 16.6% 16.0% 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 6.7% 3.5% 6.0% 3.7% 5.8% 5.7% 7.7% 6.8% 5.8% 5.7% 5.1% 5.6% 7.4% 3.4% 6.7% 4.2% 8.8% 8.9% 11.3% 10.5% 9.3% 9.0% 8.2% 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 16.3% 16.6% 16.8% 16.2% 16.1% 16.5% 17.0% 16.9% 15.5% 15.7% 15.9% 16.1% 16.3% 16.5% 16.7% 16.9% 17.1% 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 2013 2014 2015

Leveraging Shire’s capabilities to grow GATTEX New field based patient support role (Onboarding & Access Specialist/OAS) to aid with initiation of therapy OAS also supports early experience with GATTEX Legacy NPS GATTEX sales team dedicated to converting patient leads Over 500 patients on therapy in US US physician database analysed, segmented and prioritized based on probability of treating an SBS patient to better direct field efforts Using existing Shire GI salesforce to improve awareness of SBS and identify eligible patients with prioritized physicians Adding telesales support to cover lower priority targets Expanding footprint for GATTEX/REVESTIVE outside of the US using Shire’s international infrastructure Final stages of Pricing & Reimbursement negotiations in France and Germany GROWTH Three strategies for US sales growth Patient Identification Patient Conversion Patient Persistence International roll-out on track As of 23 July, 2015

Strong start for Natpara in the US

GROWTH

Natpara® (parathyroid hormone) for Injection

Launch	• NATPARA launched in the US April 1, 2015 • NATPAR submitted in EU December 2014; filing on track with estimated approval in Q1 2016
Target physicians	• Positive response from Endocrinologists to NATPARA • Over 70% of target US physicians REMS[(1)] trained (~1,900) as at end of June 2015 • Approximately 260 physicians have submitted a patient referral form
Salesforce	• 50-strong specialist sales force in place • Successful launch meeting and promotion underway • Initial focus on REMS registration transitioning to patient finding and Rx generation
Patients	• Over 325 patient referral forms received as of end of June 2015; ~ 200 patients on therapy • Primarily new patients due to ongoing BID[(2)] post approval commitment study • Implementing enhanced patient access support to increase flow of patients from Rx to therapy

(1) REMS: Risk Evaluation and Mitigation Strategy.
(2) BID: twice daily.

Shire
As of 23 July, 2015 11

Late stage pipeline poised to deliver

INNOVATION

Preclinical	Phase 1	Phase 2		Phase 3	Registration
26 Research Programs	SHP611 MLD (Ph 1/2)	SHP607 Prevention of ROP	SHP620 (maribavir) CMV in transplant patients	FIRAZYR ACE inhibitor-induced AE	NATPAR (EU) Hypoparathyroidism
TH / GCH1 GenePod Parkinson's Subset	SHP616 (CINRYZE SC) HAE Prophylaxis	SHP609 Hunter IT	SHP625 Primary Biliary Cirrhosis	FIRAZYR (Japan) HAE	INTUNIV (EU) ADHD
SHP608 Dystrophic E.Bullosa	SHP616 (CINRYZE) Acute Neuromyelitis Optica	SHP610 Sanfilippo A	SHP625 Progressive Familial Intrahepatic Cholestasis	SHP616 (CINRYZE) (Japan) HAE prophylaxis	SHP606 (lifitegrast) Dry eye disease
SHP623 (rC1-INH) HAE prophylaxis	SHP622 Friedreich's Ataxia	SHP616 (CINRYZE) Acute Antibody Mediated Rejection	SHP625 Alagille Syndrome	SHP621 (Former Meritage OBS) Eosinophilic esophagitis	
SHP624 Heme B Gene Edit	SHP627 Focal Segmental Glomerulosclerosis	LDX (Japan) ADHD	SHP625 Primary Sclerosing Cholangitis	SHP555 (US) Chronic Constipation	
SHP630 adRP	SHP631 Hunter Syndrome		FST-100 Infectious Conjunctivitis	INTUNIV (Japan) ADHD	
SHP628 Renal Impairment	SHP635 Autosomal dominant hypocalcemia			SHP465 ADHD	
	SHP626 Non-Alcoholic Steatohepatitis				

■ Rare Diseases Programs

Changes since Q2 2015

- Addition of SHP623 in Preclinical, SHP635 in Phase 1 and FST-100 in Phase 2 (Phase 3 ready from the acquisition of Foresight Biotherapeutics Inc.)
- Totality of SHP625 data being assessed; programs under review

Shire

As of August 4, 2015 12

Lifitegrast has potential to be the 1st product to treat signs and symptoms of Dry Eye Disease (DED) Lifitegrast (SHP606) under FDA review for the treatment of the signs and symptoms of dry eye disease; PDUFA date October 25, 2015 No advisory committee meeting has been scheduled by FDA for the current review cycle OPUS 3 on track for topline results in Q4 2015 Last patient first visit accomplished 6 weeks ahead of schedule Our market research, with both physicians and patients, shows a significant medical need for a differentiated product in this category Remain confident in totality of our data from existing development program of over 1,800 patients SHP606 (lifitegrast) Dry eye disease INNOVATION

Proposed combination with Baxalta

Proposed combination would create the global leader in rare diseases with compelling financials and strong outlook

The global leader in rare diseases

- ~$20B in product sales by 2020 ("20x20")
- Multiple $1B+ high-value rare diseases franchises with substantial barriers to entry
- Complementary expertise in rare diseases R&D, commercial, and manufacturing, supported by global scale and infrastructure

Compelling financial profile and value creation

- Projected double-digit top-line growth
- Substantial operating synergies
- Accretive to Non GAAP earnings[(1)] – breakeven in year one with accretion thereafter, supported by a share buyback program
- Attractive sustainable returns including IRR projected in excess of 10%

Strong future outlook

- >30 new product launches planned with ~$5B sales potential by 2020[(2)]
- Strong balance sheet and robust pro forma cash flow support future organic growth and M&A

(1) Including impact of anticipated share buyback program.
(2) Based on Shire management projections and Baxalta investor presentations.

Shire

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Benefits accrue to shareholders of both companies Baxalta shareholders expected to benefit from Immediate significant premium Acceleration and de-risking of Baxalta’s strategy Enhanced growth trajectory Opportunity to participate in a dynamic growth platform Shire shareholders expected to benefit from Accelerated strategic plan: 10 x 20 20 x 20 Enhanced Non GAAP EPS and cash flows Increased scale with preserved flexibility for future M&A Diversification Enhanced optionality for future business development

Questions and Answers

Investor relations contacts International: Sarah Elton-Farr Souheil Salah T: +44 1256 894157 T: +44 1256 894160 E: seltonfarr@shire.com E: ssalah@shire.com North America: Matt Osborne T: +1 781 482 9502 E: mattosborne@shire.com

This presentation contains financial measures not prepared in accordance with US GAAP. These measures are referred to as “Non GAAP” measures and include: Non GAAP operating income; Non GAAP net income; Non GAAP diluted earnings per ADS; effective tax rate on Non GAAP income before income taxes and earnings/(losses) of equity method investees (“effective tax rate on Non GAAP income”); Non GAAP cost of product sales; Non GAAP R&D; Non GAAP SG&A; Non GAAP other income/(expense); Non GAAP interest income; Non GAAP cash generation; Non GAAP free cash flow, Non GAAP net cash/(debt), Non GAAP EBITDA and Non GAAP EBITDA Margin as percentage of product sales. These Non GAAP measures exclude the effect of certain cash and non-cash items, that Shire's management believes are not related to the core performance of Shire’s business. These Non GAAP financial measures are used by Shire’s management to make operating decisions because they facilitate internal comparisons of Shire’s performance to historical results and to competitors’ results. Shire’s Remuneration Committee uses certain key Non GAAP measures when assessing the performance and compensation of employees, including Shire’s Directors. The Non GAAP measures are presented in this presentation as Shire’s management believe that they will provide investors with a means of evaluating, and an understanding of how Shire’s management evaluates, Shire’s performance and results on a comparable basis that is not otherwise apparent on a US GAAP basis, since many non-recurring, infrequent or non-cash items that Shire’s management believe are not indicative of the core performance of the business may not be excluded when preparing financial measures under US GAAP. These Non GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with US GAAP. Where applicable the following items, including their tax effect, have been excluded when calculating Non GAAP earnings for both 2015 and 2014, and from our Outlook: Amortization and asset impairments: Intangible asset amortization and impairment charges; and Other than temporary impairment of investments. Acquisitions and integration activities: Up-front payments and milestones in respect of in-licensed and acquired products; Costs associated with acquisitions, including transaction costs, fair value adjustments on contingent consideration and acquired inventory; Costs associated with the integration of companies; and Noncontrolling interests in consolidated variable interest entities. Divestments, reorganizations and discontinued operations: Gains and losses on the sale of non-core assets; Costs associated with restructuring and reorganization activities; Termination costs; and Income/(losses) from discontinued operations. Legal and litigation costs: Net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs). Other: Net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities. Costs associated with AbbVie’s terminated offer for Shire, including costs of employee retention awards. Break fee received in relation to AbbVie’s terminated offer for Shire. Depreciation, which is included in Cost of product sales, R&D and SG&A costs in our US GAAP results, has been separately disclosed for the presentation of 2015 and 2014 Non GAAP earnings. Cash generation represents net cash provided by operating activities, excluding up-front and milestone payments for in-licensed and acquired products, tax and interest payments. Free cash flow represents net cash provided by operating activities, excluding up-front and milestone payments for in-licensed and acquired products, but including capital expenditure in the ordinary course of business. Growth at CER, which is a Non GAAP measure, is computed by restating 2015 results using average 2014 foreign exchange rates for the relevant period. Average exchange rates used by Shire for the six months to June 30, 2015 were $1.53:£1.00 and $1.13:€1.00 (2014: $1.67:£1.00 and $1.37:€1.00). Average exchange rates used by Shire for Q2 2015 were $1.52:£1.00 and $1.10:€1.00 (2014: $1.68:£1.00 and $1.38:€1.00). A reconciliation of Non GAAP financial measures to the most directly comparable measure under US GAAP is presented in Shire’s Q2 2015 earnings release on pages 21 to 26. Non GAAP measures